Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Year Ended December 31,
	2014 (1)	2013 (1)	2012 (1)	2011 (1)	2010 (1)
Income before extraordinary item	$252	$269	$279	$488	$200
Income taxes	131	146	113	248	116
Capitalized interest	(10)	(10)	(6)	(4)	(3)
	373	405	386	732	313
Fixed charges, as defined:

Interest	227	232	288	277	289
Capitalized interest	10	10	6	4	3
Interest component of rentals charged to operating expense	—	—	—	—	—
Total fixed charges	237	242	294	281	292

Earnings, as defined	$610	$647	$680	$1,013	$605

Ratio of earnings to fixed charges	2.57	2.67	2.31	3.60	2.07
  ____________

(1)
Excluded from the computation of fixed charges for the years ended December 31, 2014, 2013, 2012, 2011, and 2010 is interest expense of $-0-, interest income of less than $1 million, interest income of $8 million, interest income of $12 million and interest expense of $8 million, respectively, which is included in income tax expense.